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                                                     (Exhibit 23)

KPMG Peat Marwick LLP
Suite 2000
1211 South West Fifth Avenue
Portland, OR 97204



                 Consent of Independent Auditors
                 -------------------------------

The Board of Directors
Americold Corporation:

We consent to incorporation by reference in the Registration Statement (No. 33-22556) on Form S-8 of Americold Corporation of our report dated May 12, 1995 relating to the consolidated balance sheets of Americold Corporation as of the last day of February 1995 and 1994, and the related consolidated statements of operations, stockholders' deficit, and cash flows and related schedules for each of the years in the three-year period ended the last day of February 1995, which report appears in the February 28, 1995 annual report on Form 10-K of Americold Corporation. As discussed in our report, the Company changed its method of accounting for income taxes and postretirement benefits other than pensions.

Our report dated May 12, 1995 contains an explanatory paragraph that states that the Company's available cash and cash flow from operating activities will not be sufficient to allow the Company to meet its current debt service obligations and remain in compliance with its current debt agreement covenants, which raise substantial doubt about its ability to continue as a going concern. As discussed in our report, the Company did not make a scheduled debt payment on May 1, 1995 and filed a pre-packaged petition under Chapter 11 of the United States Bankruptcy Code on May 9, 1995. The consolidated financial statements and financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.

                              /s/ KPMG Peat Marwick



Portland, Oregon
May 26, 1995

Member Firm of Klynveld Peat Marwick Goerdeler